UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

(formerly known as Banca Intesa S.p.A.)

Piazza Scala, 6

20121 Milan, Italy

(+39) 02 8794 1852

With a copy to:

Michael S. Immordino, Esq.

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

England

(+44) 207-710-1076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 35,241,667

	8.	Shared Voting Power 3,003,586,907 (See Item 5)

	9.	Sole Dispositive Power 9,306,367

	10.	Shared Dispositive Power 3,003,586,907 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,038,828,574 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.71% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D, as amended.

Introduction.

As previously described in Amendment No. 2 to Schedule 13D (filed on December 1, 2009 by Intesa Sanpaolo), on October 28, 2009, Sintonia S.A. (“SI”) requested, pursuant to Article 11(b) of the Shareholders Agreement, the non- proportional de-merger of Telco, with the assignment to SI of its pro rata share of the assets and liabilities of Telco (including 275,115,716 Telecom Shares held by Telco representing approximately 2.06% of Telecom Italia’s share capital (the “SI Telecom Shares”)).

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”).  The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a Purchase and Sale Agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share) which is equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment (the “Sintonia Payment”) was made by SI of euro 311,793,414.25  (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction). An unofficial translation of the SI Exit Agreement is filed as Exhibit 19 hereto and the related Telco press release, dated December 22, 2009, is filed as Exhibit 20 hereto.

Items 3, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 3.	Source and Amount of Funds or Other Consideration

The Telco Share Capital Reduction did not require funds or other consideration for Telco to pay the cash consideration payable to SI of euro 293,461,160.95 because this amount was offset by the cash consideration payable from SI in connection with the SI Telecom Share Transfer, as described in the Introduction to this Amendment.

Item 5.	Interest in Securities of the Issuer

Following the SI Exit Transaction, Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Shares, representing approximately 22.4% of the outstanding Telecom Shares. Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 35,241,667 Telecom Shares and sole power to dispose or direct the disposition of 9,306,367 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.3% and 0.1% of the outstanding Telecom Shares, respectively. These shares are not currently expected to be contributed to Telco.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available, is indicated next to such person’s name in such Annex A. To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own. Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares since the date of the last event which required a filing on Schedule 13D.  To the best of Intesa Sanpaolo’s knowledge, the persons listed on Annex A have not effected any transaction in Telecom Shares during the 60 days prior to the date of the last event which required a filing on Schedule 13D by Intesa Sanpaolo.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SI EXIT AGREEMENT

The description of the SI Exit Agreement in the Introduction to this Amendment is incorporated herein by reference.  The summary herein of certain material provisions of the SI Exit Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of the unofficial translation of such document attached as Exhibit 19 hereto.

Item 7.	Materials to be Filed as Exhibits
Exhibit 19:	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)
Exhibit 20:	Telco S.p.A. press release, dated December 22, 2009.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2009
INTESA SANPAOLO S.p.A.

	By:	/s/ Marco Cerrina Feroni
		Name:	Marco Cerrina Feroni
		Title:	Head of Merchant Banking Department

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Antoine Bernheim who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned

Enrico SALZA	Chairman of Management Board	—	—

Orazio ROSSI	Deputy Chairman of Management Board	Commercial and industrial entrepreneur and Chairman, Cassa di Risparmio del Veneto S.p.A.	—

Corrado PASSERA	Member of Management Board, Managing Director and CEO	—	—

Elio Cosimo CATANIA	Member of Management Board	Chairman and Managing Director, Azienda Trasporti Milanesi S.p.A.	—

Aureliano BENEDETTI	Member of Management Board	Chairman, Banca CR Firenze S.p.A.	—

Giuseppe FONTANA	Member of Management Board	Businessman, head of the Fontana Group holding company	*

Gian Luigi GARRINO	Member of Management Board	Chairman, Fondaco SGR S.p.A.	—

Virgilio MARRONE	Member of Management Board	Director , FIAT S.p.A.	1,545

Emilio OTTOLENGHI	Member of Management Board	Businessman and Chairman, Banca IMI S.p.A., La Petrolifera Italo Rumena S.p.A.	103,000

Giovanni PERISSINOTTO	Member of Management Board	Managing Director, Assicurazioni Generali S.p.A.	103,049

Marcello SALA	Member of Management Board	Director, Banca IMI S.p.A., Banca ITB S.p.A.	—

Giovanni Bazoli	Chairman of Supervisory Board	—	60,934

Antoine Bernheim	Deputy Chairman of Supervisory Board	Manager - Chairman Assicurazioni Generali Group	189,934

Rodolfo Zich	Deputy Chairman of Supervisory Board	Professor	—

Carlo Barel di Sant’Albano	Member of Supervisory Board	Manager - CEO EXOR S.p.A	—

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned

Rosalba Casiraghi	Member of Supervisory Board	Consultant	—

Marco Ciabattoni	Member of Supervisory Board	Professional (CPA) & Professor	—

Giovanni Costa	Member of Supervisory Board	Professor	15,110

Franco Dalla Sega	Member of Supervisory Board	Professor	—

Gianluca Ferrero	Member of Supervisory Board	Chartered Accountant	—

Angelo Ferro	Member of Supervisory Board	Professor	—

Pietro Garibaldi	Member of Supervisory Board	Professor	5,000

Giulio Stefano Lubatti	Member of Supervisory Board	Consultant	—

Giuseppe Mazzarello	Member of Supervisory Board	—	10,000

Eugenio Pavarani	Member of Supervisory Board	Professor	—

Gianluca Ponzellini	Member of Supervisory Board	Chartered Accountant	—

Gianguido Sacchi Morsiani	Member of Supervisory Board	—	—

Ferdinando Targetti	Member of Supervisory Board	Professor	6,000

Livio Torio	Member of Supervisory Board	Lawyer	—

Riccardo Varaldo	Member of Supervisory Board	Professor	—

* Mr. Fontana does not currently own any Telecom Shares.  However, Mr. Fontana owns 121,976 Telecom Italia convertible bonds that are convertible into Telecom Shares.

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES

The following describes transactions since the date of the last event which required a filing on Schedule 13D by Intesa Sanpaolo or its affiliates in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)

Banca IMI	315	4,211,372	1.10/1.01	124	6,042,700	1.11/1.04

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. *

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.18	Telco S.p.A. press release, dated November 26, 2009.*

99.19	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)

99.20	Telco S.p.A. press release, dated December 22, 2009.

* Previously filed.